December 23, 2010

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:	Blackstone / GSO Long-Short Credit Income Fund
Registration Statement on Form N-2, File Nos. 333-170154 and 811-22488

Ladies and Gentlemen:

On behalf of Blackstone / GSO Long-Short Credit Income Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement (the “Registration Statement”) of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on October 26 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter from the staff of the Commission (the “Staff”) dated December 20, 2010, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced in italics herein.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

General

1.             Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In this connection indicate whether FINRA has reviewed the payments by the adviser of additional compensation, marketing and structuring fees, and sales incentives as discussed under the caption “Underwriting — Other Relationships.”  Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.  Please disclose the aggregate compensation paid to the Underwriters, including the “additional compensation” paid to the underwriters and affiliates.

With respect to the adviser’s payment of additional compensation, marketing and structuring fees, and sales incentives, referenced above, add disclosure as appropriate to the pricing table on the cover page of the prospectus.   See, Instruction 2 to Form N-2, Item 1.

In response to the Staff’s comment, the Fund confirms that FINRA is reviewing the proposed underwriting terms and arrangements of the transaction involved in the registration statement and has provided a comment letter on December 22, 2010. FINRA is currently reviewing the payments by the adviser of additional compensation, marketing and structuring fees, and sales incentives as discussed under the caption “Underwriting — Additional Compensation”  FINRA customarily reviews those payments together with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.  We will be responding to FINRA’s comment letter to provide them with the requested information.  Moreover, the Fund respectfully notes that it has included disclosure with respect to the aggregate compensation to be paid to the underwriters on page 84 which states, “Total compensation to the underwriters and to ALPS Distributors will not exceed 9.0% of gross proceeds.”  This is also being currently reviewed by FINRA.

In addition, in response to the Staff’s comment, page ii of the Registration Statement has been revised to state:

“(2) The Adviser (and not the Fund) has agreed to pay from its own assets a structuring fee to each of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC. The Adviser (and not the Fund) may also pay certain qualifying underwriters a structuring fee in connection with the offering. See “Underwriting.” These fees are not reflected in the table above.”

2.             We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

The Fund confirms that it will file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act.

3.             In light of disclosure under the captions “Prospectus Summary - Investment Strategies” and “Risks” regarding the Fund’s contemplated investments in derivative instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute.  In summary, you should provide more understandable disclosure on this topic to investors.  Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make.  Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use.  See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute,  Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

In response to the Staff’s comment, the Fund confirms that the derivatives disclosure reflects the observations set forth in Mr. Miller’s letter.  The Fund has focused its disclosure on the anticipated operations of the Fund rather than a list of investments that it might make.  The Fund’s derivative instruments will include investments in credit default swaps, total return swaps, futures transactions, options and options on futures as well as certain currency and interest rate instruments such as foreign currency forward contracts, currency exchange transactions on a spot (i.e., cash) basis, put and call options on foreign currencies, interest rate swaps and structured products.  The Fund has included disclosure on these items beginning on pages 42-44 of the Registration Statement and pages 14-17 of the Statement of Additional Information.

4.             The fee table on the facing page discloses the amount of shares being registered.  Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

In response to the Staff’s comment, the Fund confirms that the fee table on the facing cover page will include common shares to be registered in order to fulfill over-allotments.

Prospectus

5.             Add disclosure to the discussion captioned “Prospectus Summary — Leverage” to indicate that common shareholders pay all fund expenses, including any costs associated with leverage.

In response to the Staff’s comment, pages 6, 18, 49 and 57 of the Registration Statement have been revised to state:

“All costs and expenses related to any form of leverage used by the Fund will be borne entirely by holders of Common Shares.”

6.             The prospectus defines and uses the concept of “Managed Assets” for the purpose of measuring several investment policies and limitations, including the policy adopted under Rule 35d-1 to invest 80% of the Fund’s assets in debt securities. “Managed assets” is defined as “net assets plus any borrowings for investment purposes.”  Included within the definition of borrowing is “any effective leverage obtained through securities lending, total return swap arrangements, short selling or other derivative transactions (whether or not such amounts are covered with segregated assets.)”  For purposes of the 80% test, and the 300% asset coverage under §18, advise the staff how including the “effective leverage” from swaps and short selling and securities lending is consistent with Rule 35d-1 and §18. For the other investment limitations that use “managed assets,” please disclose how the amount of effective leverage is calculated.  Does the Fund use the notional amount of swap contracts, or the amount at which the Fund values the contract on the books of the Fund?  Also disclose whether using “managed assets” rather than total assets or net assets permits the Fund to invest in the respective securities to a greater extent.

In response to the Staff’s comment, pages i, 3 and 37 of the Registration Statement have been revised to state:

“The Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in credit investments, including, but not limited to, loans and fixed-income instruments.”

In addition, page 5 of the Statement of Additional Information has been revised to state:

“The Fund’s (1) investment objectives and (2) policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in credit investments, including, but not limited to, loans and fixed income instruments, are not fundamental and may be changed by the board of trustees without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares, if any.”

Furthermore, in response to the Staff’s comment, page 50 of the Registration Statement has been revised to state:

“Under the requirements of the Investment Company Act, the Fund, immediately after any such borrowings, must have an ‘‘asset coverage’’ of at least 300% ~~(33 1/3% of Managed Assets)~~.”

In response to the Staff’s comment, pages 4, 21 and 59 of the Registration Statement has been revised to state:

“In a total return swap, the Fund pays the counterparty a floating short-term interest rate and receives in exchange the total return of underlying loans or debt securities. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover this potential obligation.”

Furthermore, the Fund confirms that using “managed assets” as the basis of the Fund’s investment limitation regarding total return swaps allows the Fund to invest a greater amount of its assets in such securities than if the basis of the investment limitation was “total assets” or “net assets.”

7.             Disclosure captioned “Prospectus Summary — Risks — U.S. Government Debt Securities Risk” in discussing the risks of investing in U.S. Government securities states that:  “U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities.” With respect to the Fund’s investments in securities issued by Fannie Mae or Freddie Mac, as disclosed in the SAI, add disclosure to the prospectus indicating that during September 2008 these institutions were placed under a conservatorship of the U.S. Government.

In response to the Staff’s comment, pages 30 and 65 of the Registration Statement have been revised to state:

“In addition, the recent economic crisis in the United States has negatively impacted government-sponsored entities, which include Federal Home Loan Banks, the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). As the real estate market has deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S mortgages, have experienced extreme volatility and in some cases a lack of liquidity. In September 2008, Fannie Mae and Freddie Mac were placed under a conservatorship of the U.S. federal government. Any Fund investments issued by Federal Home Loan Banks and Fannie Mae may ultimately lose value.”

8.             Please revise the line item in the fee table to say “costs of selling short” and confirm to the staff that the amount will include all cost associated with selling short.  The fee table does not include any costs associated with selling debt or preferred shares.   Please disclose unambiguously in the prospectus that the Fund has no intention of issuing debt or preferred shares in the first year of operations.

In response to the Staff’s comment, page 33 of the Registration Statement has been revised to include the following lined items:

“Annual Expenses
Advisory fees
Other expenses
Costs of selling short
Costs of other effective leverage
Total annual expenses ”

In addition, the Fund confirms to the Staff that amount will include all costs associated with selling short.

Furthermore, in response to the Staff’s comment, page 34 of the Registration Statement has been revised to state:

“The Fund has no current intention to issue Preferred Shares or debt securities or to borrow money.”

9.             Disclosure captioned “The Fund’s Investments — Other Investment Techniques — Short Sales” states that: “Short sales are transactions in which the Fund sells a security or other instrument (such as an option, forward, futures or other derivative contract) that it does not own.”  With respect to shorting derivatives, disclose whether the market for this activity is well developed, whether the subject instruments includes OTC and exchange listed instruments, the type of other derivatives contemplated, and any additional risks, including fees, involved in shorting derivative instruments over and above the risks of shorting stocks or traditional instruments.

With respect to the derivative transactions in which the Fund may invest, please disclose the limits on the amount of assets the Fund may subject to any one counterparty (at any one time).

In response to the Staff’s comment, pages 14, 43 and 55 of the Registration Statement have been revised to state:

“Short sales are transactions in which the Fund sells a security or other instrument (such as an option, forward or futures contract ~~or other derivative contract~~) that it does not own but can borrow in the market.”

The Fund confirms that it does not intend to engage in short sales of derivative contracts.

In addition, in response to the Staff’s comment, pages 4 and 45 of the Registration Statement have been revised to state:

“In addition, the Fund may invest up to 25% of its total assets in any one counterparty (at any one time).”

10.          Please disclose whether the CLOs or CDOs in which the Fund may invest have, as collateral, junk debt or securities which are nonperforming.

In response to the Staff’s comment, page 47 of the Registration Statement has been revised to state:

“The underlying Secured Loans purchased by CLOs are generally performing at the time of purchase but may become non-performing, distressed or defaulted.  CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs.”

Furthermore, the Fund respectfully notes that it will not be investing in collateralized debt obligations.

11.          Disclosure sub-captioned “Percentage Limitations” states that: “Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities.  The policy will not be violated if these limitations are exceeded because of . . .” At an appropriate location, add disclosure that §18(a) requires certain actions by the Fund if its asset coverage falls below certain levels.

In response to the Staff’s comment, page 50 and 51 of the Registration Statement and page 4 of the Statement of Additional Information have been revised to state:

“Section 18(a) of the Investment Company Act requires certain actions by the Fund if its asset coverage falls below certain levels. Under the Investment Company Act, the Fund is not permitted to issue Preferred Shares unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund not represented by senior securities is at least 200% of the liquidation value of the outstanding Preferred Shares (i.e., the liquidation value may not exceed 50% of the Fund’s total assets, less all liabilities and indebtedness of the Fund other than senior securities). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the Fund’s asset coverage is at least 200% of such liquidation value. If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain asset coverage of any Preferred Shares of at least 200%.”

Statement of Additional Information

12.          The following statement appears under the caption “Non-Fundamental Restrictions”: “The Fund’s investment objectives are not fundamental and may be changed by the board of trustees without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares, if any.”  Add this disclosure to the prospectus summary.

In response to the Staff’s comment, page 2 of the Registration Statement has been revised to state:

“The Fund’s investment objectives are not fundamental and may be changed by the Board of Trustees without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares, if any.”

13.          Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure, including why the structure is appropriate, the extent of the board’s risk oversight of the Fund, and the skills and qualifications of board members as required by Item 18.5, 18.6, and 18.17 of Form N-2.  See, Investment Company Act Release No. 29092 (December 16, 2009).

In response to the Staff’s comment, the Fund respectfully submits that the disclosure appearing on page 21 of the Statement of Additional Information, reproduced in relevant part below, and the disclosure appearing under the titles “Board Committees” and “Risk Oversight” on pages 23 and 24 of the Statement of Additional Information are responsive to Item 18.5 of Form N-2.

“The board of trustees is currently comprised of five trustees. Daniel H. Smith, Jr. serves as Chairman of the Board. Mr. Smith is an ‘‘interested person’’ of the Fund. The appointment of Mr. Smith as Chairman reflects the board of trustees’ belief that his experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations will provide the board of trustees with insight into the Fund’s business and activities and, with his access to appropriate administrative support, will facilitate the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. The board of trustees has determined that its leadership structure is appropriate in light of the Fund’s circumstances and provides for the informed and independent exercise of its responsibilities. In this regard, the board of trustees does not have a lead independent trustee reflecting the belief of the independent trustees that they have adequate control and influence over the governance of the board of trustees and the Fund by virtue of the fact that a substantial majority of the board of trustees will be independent trustees, that all committees are chaired independent trustees and that the board of trustees’ small size and oversight of a small fund complex facilitate the orderly and efficient flow of information among trustees and with Fund management without the need for a lead independent trustee.”

In addition, the Fund respectfully submits that the information appearing under the captions “Principal Occupation During the Past Five Years”, “Number of Portfolios in Fund Complex Overseen by the Trustee” and “Other Directorships Held by the Trustee During the Past Five Years” in the table describing the trustees of the Fund, appearing on pages 20 and 21 of the Statement of Additional Information, is responsive to Item 18.6 of Form N-2.

The Fund also respectfully submits that the disclosure under the paragraph titled “Experience of Trustees” on page 22 of the Statement of Additional Information, which is reproduced below, and the disclosure included in the table describing the trustees of the Fund appearing on pages 20 and 21 of the Statement of Additional Information are responsive to Item 18.17 of Form N-2.

“The trustees were selected to join the board of trustees based upon the following as to each trustee: his character and integrity; such person’s service as a member of other boards of directors; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a trustee; as to each trustee other than Mr. Smith, his status as not being an ‘‘interested person’’ as defined in the Investment Company Act; and, as to Mr. Smith, his role with GSO and The Blackstone Group L.P. (collectively with its affiliates, ‘‘Blackstone’’). No factor, by itself, was controlling. In addition to the information provided in the table included above, each trustee possesses the following attributes: Mr. D’Alelio, experience as an investment professional; Mr. Holland, experience as an investment professional and service as a board member of other registered management investment companies; Mr. Jasper, experience as an investment professional in the structured products market and experience concerning risk management; Mr. O’Neill, experience in accounting and working with auditors; Mr. Smith, as an executive and portfolio manager and leadership roles within GSO and Blackstone. References to the qualifications, attributes and skills of the trustees are pursuant to requirements of the SEC, do not constitute holding out of the board of trustees or any trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the board of trustees by reason thereof.”

14.          Revise the discussion captioned “Management of the Fund — Board committees” so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 18, Instruction 2, to Form N-2.  E.g., Daniel Smith Jr. is listed as a member of the Pricing and Valuation Committees, but is not identified as either an interested or non-interested trustee in those discussions.

In response to the Staff’s comment, page 24 of the Statement of Additional Information has been revised to state:

The members of the Pricing Committee are Mr. Smith, determined to be an “interested person” of the Fund under the Investment Company Act, and any one of the non-interested trustees listed above.

The Valuation Committee is responsible for advising the Board with respect to the valuation of portfolio assets. The members of the Valuation Committee are Mr. Smith, determined to be an “interested person” of the Fund under the Investment Company Act, and any of the non-interested directors listed above.

In addition, in response to the Staff’s comment, the Fund respectfully submits that its disclosure with respect to the Audit Committee and Nominating Committee are responsive to Item 18, Instruction 2, to Form N-2, which has been reproduced below.

“The Audit Committee consists of Edward H. D’Alelio, Michael Holland and John R. O’Neill, all of whom have been determined not to be ‘‘interested persons’’ of the Fund under the Investment Company Act and ‘‘independent’’ as defined in the New York Stock Exchange listing standards.”

“The members of the Nominating Committee are Edward H. D’Alelio, Michael Holland and John R. O’Neill, all of whom have been determined not to be ‘‘interested persons’’ of the Fund under the Investment Company Act and ‘‘independent’’ as defined in the New York Stock Exchange listing standards.”

Please note that we have included certain changes to Amendment No. 2 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 2 marked to reflect cumulative changes to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on December 15, 2010.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.                    The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                    Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.       The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.                    The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP